SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. __)

                                  ADSERO CORP.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   00737E 10 9
                                 (CUSIP Number)


                                William Belzberg
                               Westminster Capital
                         9665 Wilshire Blvd., Suite M-10
                         Beverly Hills, California 90212
                                 (310) 278-1930
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 2005
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 10 Pages)

CUSIP NO. 00737E 10 9                    13D                  PAGE 2 OF 10 PAGES


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            Westminster Capital, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                      4,992,506 (1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                               0
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                                 4,992,506 (1)
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                       0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 4,992,506 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  23.9% (1)(2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO
________________________________________________________________________________

(1) On January 7, 2005, Adsero Corp. issued Westminster Capital, Inc. a $1,000,000 convertible promissory note bearing interest at the rate of 3.9% per annum, due on January 1, 2008. On or after July 1, 2005, this promissory note may be converted into shares of common stock at a price of $.50 per share. For each share acquired upon conversion of the note, Westminster Capital, Inc. shall also receive a warrant to purchase a share of common stock at a price of $1.50 per share. This number of shares includes the 2,000,000 shares issuable upon the conversion of the principal amount of such promissory note and the 2,000,000 shares which may be acquired upon exercise of the warrant issuable upon conversion of the principal amount of such promissory note. This number does not include the variable number of shares issuable in connection with the interest earned on such promissory note.
(2) Based on a total of 16,909,975 shares of the issuer's common stock outstanding on March 29, 2005, as reported on the issuer's Form 10-KSB for the year ended December 31, 2004.

CUSIP NO. 00737E 10 9                    13D                  PAGE 3 OF 10 PAGES


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                William Belzberg
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                      4,992,506 (1)(3)
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                               0
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                                 4,992,506 (1)(3)
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                       0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 4,992,506 (1)(3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  23.9% (1)(2)(3)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________

(3) Consists of shares owned by Westminster Capital, Inc. William Belzberg is the principal stockholder of Westminster Capital, Inc. and as a result may be deemed to beneficially own the shares held by Westminster Capital, Inc. Mr. Belzberg disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein resulting from his stock holding in Westminster Capital, Inc.

ITEM 1.       SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $0.001 per share (the "COMMON STOCK"), of Adsero Corp., a Delaware corporation (the "ISSUER"). The principal executive offices of the Issuer are located at 2101-N Nobel Street, Sainte Julie, Quebec, J3E 1Z8.

ITEM 2.       IDENTITY AND BACKGROUND.

         This Schedule 13D is filed on behalf of Westminster Capital, Inc. and William Belzberg (each a "REPORTING PERSON" and collectively the "REPORTING PERSONS").

         Westminster Capital, Inc. ("WESTMINSTER") is a Delaware corporation. Westminster is a diversified holding company and its principal business address is, and principal office is located at, 9665 Wilshire Blvd., Suite M-10, Beverly Hills, CA 90212.

         William Belzberg's principal business address is 9665 Wilshire Blvd., Suite M-10, Beverly Hills, CA 90212. His principal occupation is President and Chief Executive Officer of Westminster. Mr. Belzberg is a United States citizen.

         During the last five years, neither Reporting Person has been convicted in a criminal proceeding, nor has either Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Except as set forth in Item 5 below, Westminster used cash from its working capital to acquire the shares of Common Stock of the Issuer.

ITEM 4.       PURPOSE OF THE TRANSACTION.

         Westminster acquired the shares of Common Stock of the Issuer for investment purposes. Westminster may acquire additional shares or Common Stock pursuant to the terms of the $1,000,000 convertible promissory note described in
Item 5(a) below and, from time to time, may engage in open market transactions on the OTC Bulletin Board. Except as set forth above, neither Reporting Person has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of May 2, 2005, Westminster owned approximately 4,992,506 shares of Common Stock, or approximately 23.9% of the shares of Common Stock outstanding (based on a total of 16,909,975 shares of the issuer's common stock outstanding on March 29, 2005, as reported on the issuer's Form 10-KSB for the year ended December 31, 2004). Included in this number of shares are shares issuable upon conversion of a certain promissory note and shares issuable upon exercise of certain warrants. Specifically, on January 7, 2005, the Issuer issued Westminster a $1,000,000 convertible promissory note bearing interest at the rate of 3.9% per annum, due on January 1, 2008. On or after July 1, 2005, this promissory note may be converted into shares of common stock at a price of $.50 per share, subject to certain anti-dilution protection in the event of stock splits, stock dividends, corporate restructurings and securities issuances at a price per share less than $.50 which occur prior to July 1, 2005. For each share acquired upon conversion, Westminster shall also receive a warrant to purchase a share of common stock at a price of $1.50 per share. These warrants expire on July 1, 2008. The number of shares owned by Westminster set forth above in this Item 5(a) includes the 2,000,000 shares issuable upon the conversion of the principal amount of such promissory note and the 2,000,000 shares which may be acquired upon exercise of the warrant issuable upon conversion of the principal amount of such promissory note. The number of shares does not include the variable amount of shares issuable upon conversion of the interest accrued on such promissory note or the shares underlying the warrants associated with such issuances.

         (b) The Reporting Persons have sole voting power with respect to, and the sole power to dispose or to direct the disposition of, the shares of the Common Stock Westminster owns.

         (c) Except as set forth below, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days:

                  (i) Westminster was issued 300,000 shares of the Common Stock of the Issuer on January 7, 2005 in consideration of entering into a Consulting Agreement with the Issuer, dated January 7, 2005.

                  (ii) Westminster invested $1,000,000 in the Issuer on January 7, 2005 and in exchange for such investment received: (a) 1,000,000 shares of the Common Stock of the Issuer from certain stockholders of the Issuer; and (b) the $1,000,000 convertible promissory note bearing interest at the rate of 3.9% per annum, due on January 8, 2008, described above in Item 5(a) above.

                  (iii) Between January 13, 2005 and April 5, 2005, Westminster sold a total of 322,494 shares of the Common Stock of the Issuer in numerous open market transactions on the OTC Bulletin Board at prices ranging from $1.08 per share to $1.60 per share.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Not applicable.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              1. Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.



May 4, 2005                                Westminster Capital, Inc.


                                           By:      /S/ WILLIAM BELZBERG
                                               ---------------------------------
                                                    William Belzberg,
                                                    President and CEO



                                                    /S/ WILLIAM BELZBERG
                                               ---------------------------------
                                                    William Belzberg

                                    EXHIBIT 1

                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.




May 4, 2005                                Westminster Capital, Inc.


                                           By:      /S/ WILLIAM BELZBERG
                                               ---------------------------------
                                                    William Belzberg,
                                                    President and CEO



                                                    /S/ WILLIAM BELZBERG
                                               ---------------------------------
                                                    William Belzberg